-------------------------               UNITED STATES SECURITIES AND EXCHANGE COMMISSION              ------------------------------
         FORM 4                                      Washington, D.C. 20549                                     OMB Approval
-------------------------                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                ------------------------------
[X] Check this box if no                                                                               OMB Number:        3235-0287
    longer subject to        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Expires:  September 30, 1998
    Section 16. Form 4         Section 17(a) of the Public Utility Holding Company Act of 1935 or      Estimated average burden
    or Form 5 obligations              Section 30(f) of the Investment Company Act of 1940             hours per response.......0.5
    may continue. See                                                                                 ------------------------------
    Instruction 1(b).

    (Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*   2. Issuer Name and Ticker      4. Statement for  6. Relationship of Reporting Person(s)
                                               or Trading Symbol              Month/Year        to Issuer
    Westbrook Real Estate                                                                             (Check all applicable)
    Partners, L.L.C.(1)                        Essex Property                                [ ] Director(1)     [X] 10% Owner(2)
    ------------------------------------       Trust, Inc. -- ESS                            [ ] Officer (give   [ ] Other
    (Last)        (First)      (Middle)                                                          title below)        (specify below)


    599 Lexington Avenue, Suite 3800                                                         ---------------------------------------
    ------------------------------------   -----------------------------------------------------------------------------------------
                  (Street)                  3. I.R.S. Identification       5. If Amendment,  7. Individual or Joint/Group Filing
                                               Number of Reporting            Date of               (Check Applicable Line)
                                               Person, if an entity           Original       [ ] Form Filed by One Reporting
    New York,       NY           10022         (Voluntary)                    (Month/Year)       Person
    ------------------------------------                                                     [X] Form Filed by More than One
    (City)        (State)        (Zip)                                        6/1999(1)          Reporting Person(1)

------------------------------------------------------------------------------------------------------------------------------------
                       TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Month          (I)             (Instr. 4)
                             Year)                                                     (Instr. 3         (Instr. 4)
                                                                                       and 4)
------------------------------------------------------------------------------------------------------------------------------------
                                         Code     V     Amount  (A) or (D)  Price
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.0001 per share
("Common Stock")           6/1/99         S             39,600       D      $32.00                     D,I(2)(3)            (3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock               6/2/99         S              2,400       D      $32.00                     D,I(2)(3)            (3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock               6/4/99        C(4)          417,500       A      $21.875                    D,I(2)(3)            (3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock               6/3/99        S(5)          600,000       D      $31.625         0          D,I(2)(3)            (3)
------------------------------------------------------------------------------------------------------------------------------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                                                                                         Page 1 of 4
                                                                                                                     SEC 1474 (7-97)

FORM 4 (continued)

         TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
------------------------------------------------------------------------------------------------------------------------------------
1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deri-     Exercise    Date       Code      Securities     cisable       Amount        Deri-    Deri-       Form        Beneficial
   vative    Price of               (Instr.   Acquired (A)   and Expi-     of            vative   vative      of Deri-    Ownership
   Secu-     Deri-       (Month/    8)        or Disposed    ration        Under-        Secu-    Secu-       vative      (Instr. 4)
   rity      vative      Day/                 of (D)         Date          lying         rity     rities      Security:
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     Direct
   3)                                         4, and 5)      Day/          ties          5)       cially      (D) or
                                                             Year)         (Instr.                Owned       Indirect
                                                                           3 and 4)               at End      (I)
                                                                                                  of          (Instr.
                                                                                                  Month        4)
                                                                                                  (Instr.
                                                                                                  4)
------------------------------------------------------------------------------------------------------------------------------------
                                    Code V    (A)   (D)    Date    Expir- Title Amount
                                                           Exerci- ation        or
                                                           sable   Date         Number
                                                                                of
                                                                                Shares
------------------------------------------------------------------------------------------------------------------------------------
8.75%         $21.875   6/4/99      C(4)           365,313               Common 417,500           184,687     D,I(2)(3)      (3)
Convertible                                                              Stock
Preferred
Stock,
Series 1996-A
"Preferred
Stock")
------------------------------------------------------------------------------------------------------------------------------------
Director      $10.125                                                    Common                     5,000     D,I(2)(6)      (6)
Stock Option                                                             Stock
(right to
purchase)
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses: See Attachment A.

                                                     WESTBROOK REAL ESTATE PARTNERS, L.L.C.
** Intentional misstatements or omissions of
   facts constitute Federal Criminal Violations.
   See 18 U.S.C. and 15 U.S.C. 78ff(a).              By: /S/ PATRICK K. FOX                                   September 10, 1999
                                                         --------------------------------------          ---------------------------
                                                         Name:  Patrick K. Fox                                       Date
                                                         Title: Attorney-in-Fact

Note:    File three copies of this Form, one of
         which must be manually signed. If space
         is insufficient, see Instruction 6 for
         procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless form displays a currently valid OMB number.

                                                                                                                         Page 2 of 4
                                                                                                                     SEC 1474 (7-97)

NAME AND ADDRESS OF REPORTING PERSON:     Westbrook Real Estate Partners, L.L.C.
                                          599 Lexington Avenue, Suite 3800
                                          New York, New York  10022

STATEMENT FOR MONTH/YEAR:                 6/1999

ISSUER NAME AND TICKER OR TRADING SYMBOL: Essex Property Trust, Inc. - ESS

ATTACHMENT A
------------

(1)  Names and addresses of additional joint filers:

     1.   Westbrook Real Estate Partners Management I, L.L.C. ("WREM I")
     2.   Westbrook Real Estate Fund I, L.P. ("WREF I")
     3.   Westbrook Real Estate Co-Investment Partnership I, L.P. ("WRECIP I")
     4.   Jonathan H. Paul ("Paul")
     5.   William H. Walton III ("Walton")
          Each at:  599 Lexington Avenue, Suite 3800
          New York, New York  10022
     6.   Paul D. Kazilionis ("Kazilionis")
          284 South Beach Road
          Hobe Sound, Florida  33455

This amendment, filed on behalf of the reporting persons, amends the statement on Form 4 (the "Original Form 4") for June 1999 filed jointly on July 12, 1999 (SEC File No. 001-13106) by the reporting persons and Gregory J. Hartman ("Hartman"). Hartman is a director of the issuer. Among other things, this amendment corrects a typographical error in Item 4 of the Original Form 4. Reference is made to the joint filing agreement and power of attorney of the reporting persons and certain affiliates (the "Joint Filing Agreement") attached as Exhibit 7.1 to Schedule 13D filed with the Securities and Exchange Commission in respect of the equity securities of Berkshire Realty Co., Inc. by Westbrook Real Estate Partners, L.L.C. ("WREP") and certain others on March 8, 1999. The Joint Filing Agreement is hereby incorporated herein by reference.

(2) Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), (i) each of WREP, WREM I, Paul, Walton and Kazilionis disclaims beneficial ownership of all the securities reported on this statement, (ii) WREF I disclaims beneficial ownership of all securities reported on this statement in excess of its proportionate interest in the Preferred Stock and Common Stock reported hereon, and (iii) WRECIP I disclaims beneficial ownership of all securities reported on this statement in excess of its proportionate interest in the Preferred Stock and Common Stock reported hereon.

(3) As of the beginning of the month covered by this statement on Form 4 (the "Reporting Period"), WREF I was the direct owner of 493,390 shares of Preferred Stock, and WRECIP I was the direct owner of 56,610 shares of Preferred Stock. During the Reporting Period, WREF I and WRECIP I caused the conversion of an aggregate of 365,313 shares of Preferred Stock into Common Stock (the "Conversion Common Stock"), as described under note (4) below. Pursuant to Rule 13d-3 promulgated under the Act, (a) as the sole general partner of WREF I and WRECIP I, WREM I may be deemed to own beneficially the Preferred Stock and Conversion Common Stock owned by WREF I and WRECIP I, (b) as the sole managing member of WREM I, WREP may be deemed to own beneficially the Preferred Stock and Conversion Common Stock owned by WREF I and WRECIP I, and (c) as managing members of WREP, each of Paul, Walton and Kazilionis may be deemed to own beneficially the Preferred Stock and Conversion Common Stock owned by WREF I and WRECIP I.

                                                                     Page 3 of 4
                                                                 SEC 1473 (7-97)

(4) On June 4, 1999, WREF I caused the conversion of 327,710 shares, and WRECIP I caused the conversion of 37,603 shares, of Preferred Stock into Common Stock.

(5) The sale of 600,000 shares of Common Stock on June 3, 1999, reported in this statement on Form 4, settled on June 11, 1999.

(6) The reporting persons may be deemed to have a beneficial interest in options granted to Hartman, as director of the issuer, pursuant to an agreement between Hartman and certain of the reporting persons.

                                                                     Page 4 of 4
                                                                 SEC 1473 (7-97)